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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2015__ AND ENDING __12/31/2015__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: <u>Anubis Securities LLC</u>

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>717 Fifth Avenue, 18th Floor</u>
                                        (No. and Street)

<u>New York</u>   <u>NY</u>   <u>10022</u>
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<u>Lawrence S. Block</u>   <u>(212) 705-5090</u>
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>Dixon Hughes Goodman LLP</u>
                    (Name – *if individual, state last, first, middle name*)

<u>500 Ridgefield Court</u>   <u>Asheville</u>   <u>NC</u>   <u>28806</u>
        (Address)   (City)   (State)   SECURITIES AND EXCHANGE COMMISSION (Zip Code)

                                                                        RECEIVED

CHECK ONE:
[X] Certified Public Accountant   FEB 1 6 2016
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.   DIVISION OF TRADING & MARKETS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

FOR OFFICIAL USE ONLY

PUBLIC
1

OATH OR AFFIRMATION

I, <u>Lawrence S. Block</u>   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Anubis Securities LLC</u>   , as of <u>December 31, 2015</u>   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>N/A</u>

Signature

President and Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Table of Contents



DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of Anubis Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Anubis Securities LLC (the "Company"), a wholly-owned subsidiary of Anubis Advisors LLC as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 9, 2016

ANUBIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
Cash and cash equivalents	$	175,192
Prepaid expenses and other assets		17,776
Total Assets	$	192,968
LIABILITIES		
Accounts payable and accrued liabilities	$	23,008
Total Liabilities		23,008
MEMBER'S EQUITY		169,960
Total Liabilities and Member's Equity	$	192,968

See accompanying notes.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Anubis Securities LLC (the "**Company**") is a Delaware limited liability company formed on January 3, 2011 under the name "Anubis BD Holdings LLC." It changed its name to "Anubis Securities LLC" on April 7, 2011. The Company's principal place of business is in New York. The Company's sole member is Anubis Advisors LLC ("**Anubis Advisors**"). On October 13, 2011, the Company became registered as a broker-dealer with the Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority ("**FINRA**"). The Company is also registered as a broker-dealer in 31 states, including the State of New York.

The Company's purpose of operating as a broker-dealer is (a) to raise capital from third-party investors in new or existing collective investment vehicles (sponsored by the Company or an affiliate or a third party), either through (i) a private placement of interests in such collective investment vehicles, (ii) selling interests in such collective investment vehicles (generally structured as limited partnerships and/or limited liability companies), and/or (iii) direct participation programs, and (b) to engage in the private placement of securities. The Company also solicits third-party investors to engage the Company or an affiliate or a third party to manage all or a portion of such investors' capital through separate accounts. The Company's primary business serves primarily institutional and high net worth customers.

The Company does not hold customer funds or securities and, accordingly, operates under the provisions of Paragraph k(2)(i) of SEC Rule 15c3-3 whereby it is exempt from the remaining provisions of SEC Rule 15c3-3. The requirements of Paragraph (k)(2)(i) of SEC Rule 15c3-3 provide, in general, that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. The amount of cash on deposit in federally-insured institutions is guaranteed up to $250,000 per depositor. The Company periodically has balances on deposit in excess of the insurance limits. The Company has not suffered any financial losses on uninsured deposits and monitors the credit risk of its primary financial institution. Cash equivalents are carried at cost which approximates fair value.

Income Taxes

The Company is a single-member limited liability company and is therefore disregarded for federal income tax purposes. The Company's sole member is Anubis Advisors, which is also a single-member limited liability company and disregarded for federal income tax purposes. Income and losses of the Company are reported on the federal income tax return of Island Capital Group LLC ("**ICG**"), the sole member of Anubis Advisors.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum amount of net capital and that the ratio of "aggregate indebtedness" to "net capital," each as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is $5,000. At December 31, 2015, the Company had net capital of $152,184, and $147,184 of capital in excess of the minimum requirement.

NOTE C - TRANSACTIONS WITH AFFILIATES

In accordance with the SEC interpretive letter issued to the New York Stock Exchange, Inc. and NASD Regulation, Inc. dated July 11, 2003 (the "**SEC Letter**"), the Company and ICG entered into an Amended and Restated Services, Space Sharing and Expense Agreement dated October 4, 2011 (the "**ICG Agreement**"), whereby ICG agrees to make available to the Company certain office space ("**ICG Office Space**") and the services of certain professionals and support staff ("**ICG Support Personnel**") to provide support services to the Company. ICG pays all of the costs and expenses of ICG Office Space and ICG Support Personnel attributable to the Company ("**ICG Covered Expenses**"), including: the salaries and employee benefits of the ICG Support Personnel; all rent, insurance and utilities related to the ICG Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such other expenses, other than Direct Expenses (defined below), attributable to the Company as may be agreed between the parties from time to time. The Company is responsible for the payment of the following expenses ("**Direct Expenses**"): all sales commissions payable to registered personnel; all licensing, registration and examination fees; continuing education costs; all assessments imposed by broker-dealer regulators; banking fees; audit fees; legal fees; taxes; fidelity bond premiums; and all payments to outside vendors with which the Company has contracted directly. The Company does not reimburse ICG for any ICG Covered Expenses and does not reflect such ICG Covered Expenses on its financial statements, although it maintains records reflecting the ICG Covered Expenses and an allocation of such ICG Covered Expenses to the Company as required by the SEC Letter.

In accordance with the SEC Letter, the Company and C-III Capital Partners LLC ("**C3CP**") entered into a Services, Space Sharing and Expense Agreement dated September 8, 2015 (the "**C3CP Agreement**"), whereby C3CP agrees to make available to the Company certain office space ("**C3CP Office Space**") and the services of certain professionals and support staff ("**C3CP Support Personnel**") to provide support services to the Company. C3CP pays all of the costs and expenses of the C3CP Office Space and C3CP Support Personnel attributable to the Company ("**C3CP Covered Expenses**"), including: the salaries and employee benefits of the

C3CP Support Personnel; all rent, insurance and utilities related to the C3CP Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such other expenses, other than Direct Expenses (defined above), attributable to the Company as may be agreed between the parties from time to time. The Company is responsible for the payment of all Direct Expenses. The Company does not reimburse C3CP for any C3CP Covered Expenses and does not reflect such C3CP Covered Expenses on its financial statements, although it maintains records reflecting the C3CP Covered Expenses and an allocation of such C3CP Covered Expenses to the Company as required by the SEC Letter.

NOTE D – SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements through February 9, 2016, which is the date the financial statements were available to be issued.